Exhibit (d)(n)(A)(4)
PACIFIC SELECT FUND
AMENDMENT NO. 4 TO THE PORTFOLIO MANAGEMENT AGREEMENT
          The Portfolio Management Agreement (the “Agreement”) made the 1st day of May, 2008, as amended to date, by and among Pacific Life Fund Advisors LLC (“Investment Adviser”), a Delaware limited liability company, J.P. Morgan Investment Management Inc., (“Portfolio Manager”), a Delaware corporation and Pacific Select Fund, a Massachusetts business trust (“Fund”), is hereby amended to add the provisions set forth below (together the “Amendment”), effective the 1st day of October, 2012.
          In consideration of the premises, the promises, and the mutual covenants contained in the Agreement and the good and fair consideration paid in connection with that Agreement. The Agreement is hereby amended as follows:
          1. Exhibit A, effective January 1, 2011, is hereby deleted in its entirety and replaced with the following:
          (see attached Exhibit A effective October 1, 2012)
IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed as of the day and year provided above for the Amendment.
PACIFIC LIFE FUND ADVISORS LLC

By:	/s/ Howard T. Hirakawa	By:	/s/ Laurene E. MacElwee
	Name: Howard T. Hirakawa		Name: Laurene E. MacElwee
	Title: Vice President		Title: VP & Assistant Secretary
J. P. MORGAN INVESTMENT MANAGEMENT INC.

By:	/s/ Scott Moritz
Name: Scott Moritz
Title: Vice President
PACIFIC SELECT FUND

By:	/s/ Howard T. Hirakawa	By:	/s/ Laurene E. MacElwee
	Name: Howard T. Hirakawa		Name: Laurene E. MacElwee
	Title: Vice President		Title: VP & Assistant Secretary

Exhibit A
PACIFIC SELECT FUND
FEE SCHEDULE
Effective: October 1, 2012
Portfolio: Long/Short Large-Cap
The Investment Adviser will pay to the Portfolio Manager a monthly fee for its services for the above noted Portfolio based on an annual percentage of the average daily net assets of the Segment of the Long/Short Large-Cap Portfolio according to the following schedule: 0.60%
In recognition of the fact that the Portfolio Manager may have an inherent constraint with respect to the amount of money that Portfolio Manager is able to manage in a particular strategy, Portfolio Manager agrees to hold back or reserve total capacity (that is, agrees to accept a certain level of dollars) for the Segment of the Long/Short Large-Cap Portfolio and the strategies employed for the Portfolio and investments as follows:
Total reserved capacity: $750 million (to be determined on a net cash flow basis into the account).
Fees for services shall be prorated for any portion of a year in which the Agreement is not effective.
Portfolio: International Value
The Investment Adviser will pay to the Portfolio Manager a monthly fee for its services for the above noted Portfolio based on:
          (a) The annual percentage of the combined average daily net assets of the International Value Portfolio and the PL International Value Fund of Pacific Life Funds according to the following schedule:

Rate%	Break Point (assets)

0.35%	Up to $1 billion

0.30%	From $1 billion to $2 billion; AND

0.25%	On the excess
          (b) The ratio of the International Value’s average daily net assets over the combined assets of the International Value Portfolio and the PL International Value Fund. In recognition of the fact that the Portfolio Manager may have an inherent constraint with respect to the amount of money that Portfolio Manager is able to manage in a particular strategy, Portfolio Manager agrees to hold back or reserve total capacity (that is, agrees to accept a certain level of dollars) for the International Value Portfolio and the PL International Value Fund of Pacific Life Funds (collectively, the “Fund”) in total and the strategies employed for the Fund and investments as follows:
Total reserved capacity for the Fund: $3.5 billion dollars (to be determined on a net cash flow basis into the account).
Fees for services shall be prorated for any portion of a year in which the Agreement is not effective.